UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

File No. 074-00015

FORM U-9C-3

QUARTERLY REPORT

For the quarter ended September 30, 2005

Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935

by

AMERICAN ELECTRIC POWER COMPANY, INC.

1 Riverside Plaza, Columbus, Ohio 43215

AMERICAN ELECTRIC POWER COMPANY, INC.
FORM U-9C-3
For the Quarter Ended September 30, 2005

CONTENTS

ITEM 1 - Organization Chart as of September 30, 2005
ITEM 2 - Issuances and Renewals of Securities and Capital Contributions
ITEM 3 - Associated Transactions
ITEM 4 - Summary of Aggregate Investment
ITEM 5 - Other Investments
ITEM 6 - Financial Statements and Exhibit
Statements of Income
Balance Sheets
Exhibit

ITEM 1 — ORGANIZATION CHART AS OF SEPTEMBER 30, 2005

Company names are indented and numbered to identify them as subsidiaries of the company that is listed immediately above them at the next tier. Some companies are subsidiaries of more than one company. The reference code for each subsidiary refers to the supplemental schedule to the organization chart that provides details regarding date and state of organization, nature of business, etc. required to be reported under Item 1.

Reference Code
00. American Electric Power Company, Inc. (Parent of Rule 58 Companies shown below)
01. American Electric Power Service Corporation (Not a Rule 58 Company)
01. AEP C&I Company, LLC	1
02. AEP Texas Commercial & Industrial Retail GP, LLC	2
03. AEP Texas Commercial & Industrial Retail LP	3
02. AEP Texas Commercial & Industrial Retail LP	3
02. AEP Gas Power GP, LLC	4
03. AEP Gas Power Systems, LLC	5
02. REP Holdco, LLC	6
03. Mutual Energy SWEPCO, LP	7
03. REP General Partner LLC	8
04. Mutual Energy SWEPCO, LP	7
01. AEP Coal, Inc.	9
02. Snowcap Coal Company, Inc.	10
02. AEP Kentucky Coal, LLC	11
02. AEP Ohio Coal, LLC	12
02. AEP West Virginia Coal, Inc.	13
01. AEP Investments, Inc. (Not a Rule 58 Company)
02. AEP EmTech, LLC	14
03. Universal Supercapacitors, LLC	15
03. Integrated Fuel Cell Technologies, Inc.	16
03. Distribution Vision 2010, LLC	17
02. Dynelec, Inc.	18
02. Intercontinental Exchange, Inc.	19
02. Powerspan Corporation	20
02. Enerwise Global Technologies, Inc.	21
02. Powerware Solutions, Inc.	22
02. PHPK Technologies, Inc.	23
01. AEP Power Marketing, Inc.	24
02. AEP Coal Marketing, LLC	25
02. AEP Emissions Marketing, LLC	26
01. AEP Pro Serv, Inc. (Not a Rule 58 Company)
02. Diversified Energy Contractors Company, LLC	27
03. DECCO II LLC	28
04. Diversified Energy Contractors, LP	29
03. Diversified Energy Contractors, LP	29
02. United Sciences Testing, Inc.	30
02. AEP Delaware Investment Company III	31
01. AEP T&D Services, LLC	32
01. AEP Texas POLR, LLC	33
02. AEP Texas POLR GP, LLC	34
03. POLR Power, LP	35
02. POLR Power, LP	35
01. AEP Resources, Inc. (Not a Rule 58 Company)
02. AEP Energy Services, Inc.	36
01. AEP Utilities, Inc. (Not a Rule 58 Company)
02. Southwestern Electric Power Company (Not a Rule 58 Company)
03. The Arklahoma Corporation	37
03. Southwest Arkansas Utilities Corporation	38
03. Dolet Hills Lignite Company, LLC	39
02. CSW Energy, Inc. (Not a Rule 58 Company)
03. CSW Development-I, Inc.	40
04. CSW Mulberry II, Inc.	41
05. CSW Mulberry, Inc.	42
04. Noah I Power GP, Inc.	43
05. Noah I Power Partners, LP	44
04. Noah I Power Partners, LP	44
04. CSW Orange II, Inc.	45
05. CSW Orange, Inc.	46
03. CSW Ft. Lupton, Inc.	47
03. CSW Power Marketing, Inc.	48
03. CSW Services International, Inc.	49
03. CSW Sweeny GP I, Inc.	50
04. CSW Sweeny GP II, Inc.	51
05. Sweeny Cogeneration Limited Partnership	52
03. CSW Sweeny LP I, Inc.	53
04. CSW Sweeny LP II, Inc.	54
05. Sweeny Cogeneration Limited Partnership	52
02. CSW Energy Services, Inc.	55
03. Nuvest, LLC	56
04. National Temporary Services, Inc.	57
05. Octagon, Inc.	58
04. ESG, LLC	59
04. ESG Manufacturing, LLC	60
01. Mutual Energy, LLC	61
02. AEP Ohio Retail Energy, LLC	62

ITEM 1 - ORGANIZATION CHART (Continued)

Reference Code	Name of Reporting Company	Energy or Gas-Related Company	Date of Organization	State of Organization	Percentage of Voting Securities Held Directly or Indirectly by American Electric Power Company, Inc.	Nature of Business
1	AEP C&I Company, LLC	Energy	10/10/00	Delaware	100.00%	Marketing of natural gas, electricity or energy related products
2	AEP Texas Commercial & Industrial Retail GP, LLC	Energy	12/11/00	Delaware	100.00%	Marketing of natural gas, electricity or energy related products
3	AEP Texas Commercial & Industrial Retail LP	Energy	12/12/00	Delaware	100.00%	Marketing of natural gas, electricity or energy related products
4	AEP Gas Power GP, LLC	Energy	12/19/00	Delaware	100.00%	Distributed generation products
5	AEP Gas Power Systems, LLC	Energy	07/09/96	Delaware	92.00%	Distributed generation products
6	REP Holdco, LLC	Energy	04/04/01	Delaware	100.00%	Marketing of natural gas, electricity or energy related products
7	Mutual Energy SWEPCO, LP	Energy	04/04/01	Delaware	100.00%	Marketing of natural gas, electricity or energy related products
8	REP General Partner LLC	Energy	04/04/01	Delaware	100.00%	Marketing of natural gas, electricity or energy related products
9	AEP Coal, Inc.	Energy	10/29/01	Nevada	100.00%	Coal mining
10	Snowcap Coal Company, Inc.	Energy	10/29/01	Delaware	100.00%	Coal mining
11	AEP Kentucky Coal, LLC	Energy	10/29/01	Delaware	100.00%	Coal mining
12	AEP Ohio Coal, LLC	Energy	10/26/01	Delaware	100.00%	Coal mining
13	AEP West Virginia Coal, Inc.	Energy	10/29/01	Nevada	100.00%	Coal Mining
14	AEP EmTech, LLC	Energy	01/03/01	Delaware	100.00%	Development & commercialization of electrotechnologies
15	Universal Supercapacitors, LLC	Energy	04/16/02	Delaware	50.00%	Energy Investments
16	Integrated Fuel Cell Technologies, Inc.	Energy	04/04/01	Delaware	0.10%	Energy Investments
17	Distribution Vision 2010, LLC	Energy	10/02/01	Delaware	20.00%	Energy Investments
18	Dynelec, Inc.	Energy	06/03/94	Ohio	1.17%	Energy Investments
19	Intercontinental Exchange, Inc.	Energy	06/16/00	Delaware	5.30%	Marketing of natural gas, electricity, or energy-related products
20	Powerspan Corporation	Energy	05/15/97	Delaware	9.88%	Energy Investments
21	Enerwise Global Technologies, Inc.	Energy	03/02/01	Delaware	5.00%	Energy Investments
22	Powerware Solutions, Inc.	Energy	02/15/94	Texas	4.00%	Energy Investments
23	PHPK Technologies, Inc.	Energy	07/01/91	Ohio	40.40%	Energy Investments
24	AEP Power Marketing, Inc.	Energy	07/22/96	Ohio	100.00%	Marketing of natural gas, electricity or energy related products
25	AEP Coal Marketing, LLC	Energy	01/22/03	Delaware	100.00%	Marketing of natural gas, electricity or energy related products
26	AEP Emissions Marketing, LLC	Energy	01/22/03	Delaware	100.00%	Marketing of natural gas, electricity or energy related products
27	Diversified Energy Contractors Company, LLC	Energy	07/03/97	Delaware	100.00%	Non-regulated energy-related services and projects
28	DECCO II LLC	Energy	08/08/97	Delaware	100.00%	Non-regulated energy-related services and projects
29	Diversified Energy Contractors, LP	Energy	08/18/97	Delaware	100.00%	Non-regulated energy-related services and projects
30	United Sciences Testing, Inc.	Energy	05/07/97	Delaware	100.00%	Coal cleaning technology
31	AEP Delaware Investment Company III	Energy	09/24/96	Ohio	100.00%	Broker and market energy commodities
32	AEP T&D Services, LLC	Energy	12/12/00	Delaware	100.00%	Energy services including operations, supply chain, transmission and distribution
33	AEP Texas POLR, LLC	Energy	12/11/00	Delaware	100.00%	Marketing of natural gas, electricity or energy related products
34	AEP Texas POLR GP, LLC	Energy	11/14/01	Delaware	100.00%	Marketing of natural gas, electricity or energy related products
35	POLR Power, LP	Energy	11/14/01	Delaware	100.00%	Marketing of natural gas, electricity or energy related products
36	AEP Energy Services, Inc.	Energy	09/24/96	Ohio	100.00%	Broker and market energy commodities
37	The Arklahoma Corporation	Energy	05/16/47	Arkansas	47.60%	Electric transmission
38	Southwest Arkansas Utilities Corporation	Energy	03/21/28	Arkansas	100.00%	Real estate
39	Dolet Hills Lignite Company, LLC	Energy	04/09/01	Delaware	100.00%	Coal mining
40	CSW Development-I, Inc.	Energy	12/06/90	Delaware	100.00%	Independent power plant/qualifying facility
41	CSW Mulberry II, Inc.	Energy	03/21/95	Delaware	100.00%	Independent power plant/qualifying facility
42	CSW Mulberry, Inc.	Energy	02/03/94	Delaware	100.00%	Independent power plant/qualifying facility
43	Noah I Power GP, Inc.	Energy	05/14/91	Delaware	100.00%	Independent power plant/qualifying facility
44	Noah I Power Partners, LP	Energy	05/16/92	Delaware	95.50%	Independent power plant/qualifying facility
45	CSW Orange II, Inc.	Energy	03/16/95	Delaware	100.00%	Independent power plant/qualifying facility
46	CSW Orange, Inc.	Energy	04/21/93	Delaware	100.00%	Independent power plant/qualifying facility
47	CSW Ft. Lupton, Inc.	Energy	04/01/93	Delaware	100.00%	Independent power plant/qualifying facility
48	CSW Power Marketing, Inc.	Energy	03/08/96	Delaware	100.00%	Energy management
49	CSW Services International, Inc.	Energy	03/19/97	Delaware	100.00%	Energy management
50	CSW Sweeny GP I, Inc.	Energy	09/06/95	Delaware	100.00%	Independent power plant/qualifying facility
51	CSW Sweeny GP II, Inc.	Energy	09/06/95	Delaware	100.00%	Independent power plant/qualifying facility
52	Sweeny Cogeneration Limited Partnership	Energy	10/10/95	Delaware	50.00%	Independent power plant/qualifying facility
53	CSW Sweeny LP I, Inc.	Energy	09/06/95	Delaware	100.00%	Independent power plant/qualifying facility
54	CSW Sweeny LP II, Inc.	Energy	09/06/95	Delaware	100.00%	Independent power plant/qualifying facility
55	CSW Energy Services, Inc.	Energy	09/24/97	Delaware	100.00%	Non-regulated energy-related services and projects
56	Nuvest, LLC	Energy	02/20/96	Delaware	92.90%	Staff augmentation to power plants
57	National Temporary Services, Inc.	Energy	12/31/90	Pennsylvania	100.00%	Staff augmentation to power plants
58	Octagon, Inc.	Energy	11/05/93	Delaware	100.00%	Staff augmentation to power plants
59	ESG, LLC	Energy	11/27/96	Oklahoma	50.00%	Staff augmentation to power plants
60	ESG Manufacturing, LLC	Energy	12/09/04	Oklahoma	100.00%	Staff augmentation to power plants
61	Mutual Energy, LLC	Energy	12/17/99	Delaware	100.00%	Marketing of natural gas, electricity or energy related products
62	AEP Ohio Retail Energy, LLC	Energy	09/05/00	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue or Renewal	Cost of Capital	Person to Whom Security Was Issued	Collateral Given with Security	Consideration Received for Each Security

None

CAPITAL CONTRIBUTIONS:

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contributions
(in thousands)
None

ITEM 3 — ASSOCIATED TRANSACTIONS

Part I — Transactions performed by reporting companies on behalf of associate companies

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
(in thousands)
None

Part II — Transactions performed by associate companies on behalf of reporting companies

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
			(in thousands)

American Electric Power Service Corporation	AEP Energy Services, Inc.	Administrative & Marketing	$392	$626	$-	$1,018
CSW Services International, Inc. *	Sweeny Cogeneration Limited Partnership	Plant Services	514	1,673	-	2,187

Total			$906	$2,299	$-	$3,205

* Also a Reporting Company

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investment in Energy-related Companies

	(in thousands)

Total Consolidated Capitalization - as of September 30, 2005	$20,803,000	(a)		Line 1

Total Capitalization Multiplied by 15% (Line 1 multiplied by .15)	3,120,450			Line 2

Greater of $50 million or line 2			$3,120,450	Line 3

Total Current Aggregate Investment:
(categorized by major line of energy-related business)

Energy-related Category 1: Energy Services	-
Energy-related Category 5: Energy Marketing	863,953
Energy-related Category 7: Maintenance Services	44,498
Energy-related Category 8: Qualifying Facility	662,145
Energy-related Category 10: Other Form of Energy	113,973
Energy-related Category 2,3,4,6,9	27,834
Total Current Aggregate Investment			1,712,403	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (Line 3 less Line 4)			$1,408,047

(a) Includes short-term debt.

Investments in gas-related companies:

NONE

ITEM 5 — OTHER INVESTMENTS

Major Line of Energy-related Business	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Difference in Other Investment
	(in thousands)

CSW Energy Services Invested Prior to April 1, 1997	$2,696	$2,696	Amounts are excluded from Item 4
Independent Power Plant/Qualifying Facility Invested Prior to April 1, 1997	194,644	194,644	Amounts are excluded from Item 4

ITEM 6 — FINANCIAL STATEMENTS AND EXHIBIT

List all financial statements and exhibit filed as a part of this report.

Financial Statements:

Balance Sheets and Income Statements for period ended September 30, 2005 are filed confidentially under a separate cover for:

AEP C&I Company, LLC
AEP Coal, Inc.
AEP EmTech, LLC
AEP Energy Services, Inc.
AEP Gas Power GP, LLC
AEP Gas Power Systems, LLC
AEP Power Marketing, Inc.
AEP Texas Commercial & Industrial Retail LP
AEP Texas Commercial & Industrial Retail GP, LLC
AEP Texas POLR GP, LLC
CSW Development-I, Inc. (consolidated)
CSW Energy, Inc. (consolidated)
CSW Energy Services, Inc.
CSW Ft. Lupton, Inc.
CSW Power Marketing, Inc.
CSW Services International, Inc.
Diversified Energy Contractors Company, LLC (DECCO)
Dolet Hills Lignite Company, LLC
Mutual Energy LLC (consolidated)
Mutual Energy SWEPCO, LP
Nuvest, LLC
POLR Power, LP
REP General Partner LLC
Sweeny Cogeneration Limited Partnership

Exhibit:

1. Certificate stating that a copy of the U-9C-3 for the previous quarter has been filed with the Ohio, Kentucky, Virginia, West Virginia, Tennessee, Indiana, Arkansas, Louisiana, Oklahoma, Michigan and Texas State Commissions.

ITEM 6 — FINANCIAL STATEMENTS AND EXHIBIT (Continued)

CERTIFICATE

The undersigned certifies that he is the duly designated and acting Controller and Chief Accounting Officer of American Electric Power Company, Inc., a New York corporation (“AEP”), and that:

AEP’s Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended September 30, 2005 (the “Quarterly Report on Form U-9C-3”) was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies (the “Specific State Commissions”).

The names and addresses of the Specific State Commissions are:

Indiana Utility Regulatory Commission
302 West Washington Street, E 306
Indianapolis, Indiana 46204

Kentucky State Commission
211 Sower Boulevard
P.O. Box 615
Frankfort, Kentucky 40602

Michigan Public Service Commission
6545 Mercantile Way
P.O. Box 30221
Lansing, Michigan 48909

Public Service Commission of West Virginia
201 Brooks Street
P.O. Box 812
Charleston, West Virginia 25323

Tennessee Regulatory Authority
460 James Robertson Parkway
Nashville, Tennessee 37243-0505

The Public Utilities Commission of Ohio
180 East Broad Street
Columbus, Ohio 43215

Virginia State Corporation Commission
1300 East Main Street
P.O. Box 2118
Richmond, Virginia 23216

Arkansas Public Service Commission
1000 Center
P.O. Box 400
Little Rock, AR 72203-0400

Louisiana Public Service Commission
One American Place
P.O. Box 91154
Baton Rouge, LA 70821-9154

Oklahoma Corporation Commission
2102 N. Lincoln Blvd.
P.O. Box 52000-2000
Oklahoma City, OK 73152-2000

Public Utility Commission of Texas
1701 N. Congress Avenue
Austin, TX 78701

IN WITNESS WHEREOF, I have hereunto set my hand as of the 21st day of November, 2005.

By: /s/ Joseph M. Buonaiuto_________

Joseph M. Buonaiuto
Controller and Chief Accounting Officer
American Electric Power Company, Inc.

SIGNATURE

The undersigned system company has duly caused this quarterly report to be signed on its behalf by the undersigned, there unto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.

AMERICAN ELECTRIC POWER COMPANY, INC.

By: /s/ Joseph M. Buonaiuto_________

Joseph M. Buonaiuto
Controller and Chief Accounting Officer
American Electric Power Company, Inc.

November 21, 2005